Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Fortive Corporation for the registration of common stock, preferred stock, debt securities, depository shares, purchase contracts, purchase units, warrants and subscription rights and to the incorporation by reference therein of our reports dated February 28, 2023, with respect to the consolidated financial statements of Fortive Corporation, and the effectiveness of internal control over financial reporting of Fortive Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Seattle, Washington

June 7, 2023